Exhibit 99.1

VCI Global Declares Interim Dividend And Firms Up Dividend Policy

VCI Global Limited

KUALA LUMPUR, Malaysia, June 06, 2023 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”) has declared a first single tier interim dividend of USD0.01 per ordinary share. The payout is the Company’s way of rewarding its shareholders for their support over the years.

The dividend will be paid out on Monday, 31 July 2023 to the shareholders whose names are on the record at the close of business on Monday, 3 July 2023. The ex-date is Friday, 30 June 2023.

VCI Global also announced a change in its dividend policy where dividend will be paid on a regular basis at the end of each financial year. This is notwithstanding interim dividends which may be declared intermittently. The Company’s Board of Directors shall hold sole discretion on the quantum to be paid to the shareholders. As for the half yearly financial results, it will be announced early August each year.

“High growth companies, like VCI (Global), have generally not been known to be dividend paymasters. This payout is to show investors our solid financial health and to meet the needs of balancing between rewarding shareholders and ensuring the company’s growth. In the quest for growth, the support of the shareholders must not be taken for granted. The shareholders might well understand the need to preserve funds for expansions, their sacrifices nonetheless need to be remunerated,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. The Company provides business and boardroom strategy services, investor relation services, and technology consultancy services. Its clients range from small-medium enterprises and government-linked agencies to publicly traded companies across a broad array of industries. VCI Global operates solely in Malaysia, with clients predominantly from Malaysia, but also serves some clients from China, Singapore, and the US.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

Issued by Imej Jiwa Communications Sdn Bhd on behalf of VCI Global Limited
For media queries, please contact:

Imej Jiwa Communications Sdn Bhd
Chris Chuah
Email: chris@imejjiwa.com